Amendment
to
Fund Compliance Services Agreement
between
Curian Variable Series Trust
and
Jackson Fund Services, a Division of
Jackson National Asset Management, LLC

This Amendment is made as of August 28, 2013, between Curian Variable Series Trust (the “Trust”), a Massachusetts business trust, and Jackson Fund Services (“JFS”), a division of Jackson National Asset Management, LLC, a Michigan limited liability company.

Whereas, the Trust and JFS are parties to the Fund Compliance Services Agreement dated October 5, 2011, as amended (the “Agreement”).

Whereas, the parties have agreed to amend Section 5, “Term and Termination,” in order to clarify the annual approval date of the Agreement.

Now Therefore, in consideration of the mutual covenants contained herein and for other good and valuable consideration, the Trust and JFS agree to amend the Agreement to delete the first paragraph of Section 5 entitled “Term and Termination” in its entirety and replace it with the following paragraph:

5.  Term and Termination.
The compliance services to be rendered by JFS under this Agreement shall commence upon the date of this Agreement and shall continue in effect for an initial two (2) year-period from that date, and from year to year through December 31st, following the initial two year period, unless earlier terminated pursuant to the terms of this Agreement.  The Agreement will remain in full force from year to year thereafter, subject to annual approval by JFS and the Board.  The Agreement may be terminated by either party by providing the other party with sixty (60) days written notice of termination.  Termination of the Chief Compliance Officer without electing a replacement provided by JFS will also immediately terminate this Agreement as described in Section 2(b).

In Witness Whereof, the Trust and JFS have caused this Amendment to be executed by their duly authorized officers as of this 28th day of August 2013. This Amendment may be executed in two or more counterparts, which together shall constitute one document.

Curian Variable Series Trust (“Trust”)		Jackson Fund Services, a division of Jackson National Asset Management, LLC

By:	/s/ Diana R. Gonzalez	By:	/s/ Mark D. Nerud
Name:	Diana R. Gonzalez	Name:	Mark D. Nerud
Title:	Assistant Vice President	Title:	President and Chief Executive Officer